04015180

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36259

FEB 27 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.J. MOSIER & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 N. CLINTON, SUITE 3403
(No. and Street)

CHICAGO (City) ILLINOIS (State) 60610 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DELORES J. MOSIER 888-452-1161
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JULIAN COLEMAN, JR. & COMPANY, LTD.
(Name – *if individual, state last, first, middle name*)

125 SOUTH WACKER DRIVE, SUITE 2800 (Address) CHICAGO (City) ILLINOIS (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DELORES J. MOSIER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.J. MOSIER & ASSOCIATES, INC, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRINCIPAL

Title

Notary Public

IMELDA A. WOJTKOWSKI # 482652

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D.J. MOSIER & ASSOCIATES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

(With Independent Auditor's Report)

DECEMBER 31, 2003 AND 2002

Julian Coleman, Jr.
& Company, Ltd.
Certified Public Accountants
Business Consultants

D.J. MOSIER & ASSOCIATES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

CONTENTS

Julian Coleman, Jr. & Company, Ltd.
Certified Public Accountants • Business Consultants
125 South Wacker Drive, Suite 2800 • Chicago, IL 60606
Tel: 312.692.8340 • Fax: 312.692.8343 • e-mail: jcole@bbpc.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
D.J. MOSIER & ASSOCIATES, INC.
Chicago, Illinois 60611

We have audited the accompanying statements of financial condition of D.J. Mosier & Associates, Inc. as of December 31, 2003 and 2002 and the related statements of operations, changes in stockholders' equity and cash flows and supplemental information for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of D.J. Mosier & Associates, Inc. as of December 31, 2003 and 2002, and the results of its operations, changes in its stockholders' equity and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

JULIAN COLEMAN, JR. & COMPANY, LTD.
Certified Public Accountants
Chicago, Illinois

January 30, 2004

D.J. MOSIER & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
ASSETS		
Cash and Cash Equivalents	$ 11,276	$ 16,090
Accounts Receivable	7,160	19,500
Prepaid Expenses	5,734	295
Deposits	1,430	1,430
Office Equipment at Cost, Net of Accumulated Depreciation of $48,353 in 2003 and $47,885 in 2002	1,301	1,768
Leasehold Improvements, Net of Accumulated Amortization of $41,317 in 2003 and $36,645 in 2002	4,909	9,582
TOTAL ASSETS	$ 31,810	$ 48,665

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
LIABILITIES		
Accounts Payable	$ 244	$ -
Accrued Payroll Taxes	6,600	1,053
Total Liabilities	6,844	1,053
STOCKHOLDERS' EQUITY		
Common Stock, No Par Value; 10,000 Shares Authorized, Issued and Outstanding	1,000	1,000
Paid In Capital	154,747	154,747
Accumulated Deficit	(130,781)	(108,135)
Total Stockholders' Equity	24,966	47,612
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 31,810	$ 48,665

The accompanying notes are an integral part of these statements.

D.J. MOSIER & ASSOCIATES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUES		
Commissions	$ 454,193	$ 615,925
Consulting Fees	40,223	66,058
Total Revenues	494,416	681,983
EXPENSES		
Employee Compensation and Commissions	312,398	317,410
Rent	27,820	108,108
General and Administrative	177,027	257,307
Total Expenses	517,245	682,825
Operating (Loss)	(22,829)	(842)
OTHER INCOME/ (EXPENSE)		
Other Income/ (Expense)	-	993
Interest Income	183	268
Total Other Income/(Expense)	183	1,261
NET (LOSS) / INCOME	$ (22,646)	$ 419

The accompanying notes are an integral part of these statements.

D.J. MOSIER & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock	Paid In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance 1/1/02	$ 1,000	$ 147,747	$ (108,554)	$ 40,193
Additional Equity Contributed		7,000		7,000
2002 Net Income (Loss)		-	419	419
Balance 12/31/02	1,000	154,747	(108,135)	47,612
2003 Net (Loss)		-	(22,646)	(22,646)
Balance 12/31/03	$ 1,000	$ 154,747	$ (130,781)	$ 24,966

The accompanying notes are an integral part of these statements.

D.J. MOSIER & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (Loss) / Income	$ (22,646)	$ 419
Adjustments to Reconcile Net Income (Loss) to Net Cash (Used)/Provided by Operating Activities:		
Depreciation and Amortization	5,140	5,267
Net Change in Certain Assets and Liabilities:		
(Increase) Decrease in Accounts Receivable	12,340	(19,500)
(Increase) Decrease in Prepaid Expenses	(5,439)	401
Increase (Decrease) in Accounts Payable and Accrued Payroll Taxes	5,791	(6,825)
NET CASH (USED)/ PROVIDED BY OPERATING ACTIVITIES	(4,814)	(20,238)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES		
Purchase of Additional Stock	-	7,000
NET CASH FLOWS FROM FINANCING ACTIVITIES	-	7,000
NET (DECREASE)/ INCREASE IN CASH	(4,814)	(13,238)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	16,090	29,328
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 11,276	$ 16,090
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid for Interest	$ 0	$ 0
Cash Paid for Income Taxes	$ 0	$ 0

The accompanying notes are an integral part of these statements.

D.J. MOSIER & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

D.J. Mosier and Associates, Inc, (the Company) is a securities dealer that specializes in the sale of mutual funds and separate accounts. With over 12,000 mutual funds available, the Company is an experienced specialist and provides investment opportunities from a carefully selected group of fund families. The customer base for the Company consists of pension funds for municipal employees, firefighters, and police departments. The majority of the Company's customers are located in the Midwest. The Company is a member of the National Association of Securities Dealers, Inc. (NASD).

The financial statements of the Company are presented on the accrual basis of accounting.

Securities transactions and related commission revenues and expenses are recorded on a settlement-date basis. As of December 31, 2003 and 2002 there were no unsettled trades.

Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is reqiured to maintain net capital as defined under the rule. The Company is required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of the "aggregate indebtedness," as these terms are defined. Net capital changes from day to day, but at December 31, 2003 and 2002, the Company has net capital of $11,458 and $34,404, respectively and had no customer accounts.

Accounts Receivable

Commissions and Other –

Accounts receivable primarily represents commission income earned on security transactions. Management of the Company believes all amounts included in account receivables are collectable in full and, accordingly, no allowance for doubtful accounts is deemed necessary.

Office Equipment and Leasehold Improvements

Furniture and equipment are depreciated on the straight-line method over the estimated useful lives of the assets. Depreciation expense for 2003 and 2002 was $468 and $503 respectively. Leasehold improvements are amortized on a straight-line method over the life of the lease. Amortization expense for 2003 and 2002 was $4,672 and $4,764 respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with a maturity of less than a year when purchased, to be cash equivalents.

D.J. MOSIER & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

As of December 31, 2003 and 2002, the Company has net operating loss carry forwards available of which no financial statement benefit has been recognized.

2. RELATED PARTY TRANSACTIONS

The Company leases its office facility in La Porte, Indiana from a related party under a non-cancelable operating lease that expires on October 31, 2010. The future rental payments under the lease for the next five years are as follows:

2004	$25,978
2005	$26,498
2006	$27,027
2007	$27,702
2008	$28,394

Rent expense for the year ended December 31, 2003 and 2002 amounted to $27,820 and $108,108 respectively. During the year the Company terminated its lease on the Chicago facility, and now rents those premises from a related party on a month to month basis.

3. CONCENTRATIONS

The Company's largest client accounted for 66% and 84% of commission revenues for the years ending December 31, 2003 and 2002 respectively.

SUPPLEMENTAL INFORMATION

D.J. MOSIER ASSOCIATES INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2003

Total Assets		$ 31,810
Less : Total Liabilites		(6,844)
Net Worth		24,966
Net Capital before deductions		24,966
Deductions:		
Petty Cash	134.00	
Prepaid Expenses	5,734.00	
Deposits	1,430.00	
Office Equipment	1,301.00	
Leasehold Improvements	4,909.00	
Total Deductions		13,508
Net Capital before haircuts on securites positions		11,458
Haircuts on securities positions		-
Net Capital		$ 11,458
Net Capital Required		5,000
Excess Net Capital		$ 6,458
Excess Net Capital at 1000%		$ 10,773
Aggregate Indebtedness		$ 6,844
Percentage of aggregate indebtedness to net capital		60%
Minimun Net Capital based on aggregate indebtedness		456

The accompanying notes are an integral part of these statements.

D.J. MOSIER & ASSOCIATES, INC.
RECONCILIATION INCLUDING APPROPRIATE EXPLANATIONS, OF THE AUDITED COMPUTATION OF NET CAPITAL WITH THE COMPANY'S CORRESPONDING UNAUDITED PART II A FOCUS REPORT FILING DECEMBER 31, 2003

No material differences existed at December 31, 2003, between the audited computation of net capital and the unaudited Part II A Focus Filing at December 31, 2003.

D.J. MOSIER & ASSOCIATES, INC.
Computation For Determination of Reserve Requirements
For Broker/Dealers Under Rule 15c3-3 and Information For
Possession or Control Requirements Under Rule 15c3-3
December 31, 2003

The Company does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, the Company is exempt from the provisions of that rule.

Julian Coleman, Jr. & Company, Ltd.
Certified Public Accountants • Business Consultants
125 South Wacker Drive, Suite 2800 • Chicago, IL 60606
Tel: 312.692.8340 • Fax: 312.692.8343 • e-mail: jcole@bbpc.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
D.J. MOSIER & ASSOCIATES, INC.

In planning and performing our audit of the financial statements and supplemental information of D.J. MOSIER & ASSOCIATES, INC. (the Company), for the year ended December 31, 2003 , we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions under rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following :

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. The recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control are to provide management with reasonable, but not absolute, assurance that assets which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risks that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate. In addition, the Company is a small organization and segregation of duties is limited by the number of employees.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management and the SEC and any other regulatory bodies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Julian Coleman Jr. & Co., LTD.

JULIAN COLEMAN, JR. & COMPANY, LTD.
Certified Public Accountants
Chicago, Illinois

January 30, 2004